Exhibit 99.6

NICE Leads Digital Transformation of Evidence Management for
Champaign County State’s Attorney’s Office

Powered by the Evidencentral platform, NICE Justice will help the Champaign County State’s Attorney’s Office unlock the truth from digital evidence to deliver fair and timely justice for victims, defendants and communities

Hoboken, N.J., May 18, 2022 – NICE (Nasdaq: NICE) today announced that the State’s Attorney’s Office for Champaign County, Illinois, has selected NICE Justice, powered by NICE’s Evidencentral platform, to transform how it manages digital evidence. The Champaign County State’s Attorney’s Office handles over 6,000 cases annually. With the increased prevalence of body-worn cameras, CCTV videos, cell phone and home camera systems, and other digital evidence, the State’s Attorney’s Office needed a more efficient and effective way to manage growing volumes of digital evidence to meet its goal of providing fair and timely justice. NICE Justice automates processes around managing digital evidence to give attorneys access to digital evidence sooner, and streamline case building, trial preparation and discovery with defense.

Julia Rietz, who as Champaign County State’s Attorney also serves as the chief prosecutor for Champaign County, said, “Our mission is justice, not just for victims but for those accused of crimes as well – and we take that responsibility very seriously. Ultimately, digital evidence is essential to meeting our burden of proof and obtaining the best results for all involved, whether through plea negotiations or at trial. As a fiscally responsive office, we needed a better way to manage all the digital evidence coming our way, within the constraints of our existing resources. NICE Justice gives us all the tools we need to deliver better justice for victims, defendants and communities.”

Chris Wooten, Executive Vice President, NICE, said, “The truth is essential to justice, and when it comes to the truth, digital evidence is everything. But many prosecutor’s offices are hampered in their ability to deliver fair and timely justice as digital evidence has become increasingly unwieldy. NICE removes the manual processes from managing digital evidence, so prosecutors can focus on building cases, and get to the truth faster. Additionally, NICE has found that organizations that digitally transform using our cloud-based Evidencentral solutions can achieve significant productivity and cost savings.”

Part of the Evidencentral suite, NICE Justice digitally transforms how prosecutors, paralegals and other state’s attorney’s office staff receive, interact with, manage and share digital evidence, from beginning to end. It streamlines and simplifies the entire case management process, from evidence intake and investigation to discovery and trial preparation.

By enabling end-to-end electronic delivery of evidence from law enforcement agencies, and eliminating paper, discs and thumb drives, NICE Justice will ensure that attorneys get access to digital evidence sooner for timely justice. Evidence is automatically deposited into digital case folders in the cloud and immediately accessible to assigned attorneys. Attorneys can also perform essential case building and trial preparation work faster, all in one place, with embedded tools for evidence sequencing and timeline creation, transcription, video and audio redaction, and more. Additionally, attorneys will be able to share discoverable evidence faster with defense, through a fully trackable, digital process, leading to quicker and better case resolutions.

Rietz added, “We really appreciate the professional and conscientious support we received from NICE throughout this process. While the mission of all prosecutors’ offices may be the same, every prosecutor’s office operates differently. NICE took the time to understand our workflows and show us how NICE Justice could improve upon and support us, rather than requiring us to overhaul our current technologies and workflows to work with its product. NICE fulfilled all our requirements across the board.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:

•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Champaign Illinois State’s Attorney’s Office
The Champaign County State’s Attorney’s Office, located in Urbana, IL, commences and prosecutes all criminal and traffic cases in the Circuit Court and initiates all dependency, neglect, abuse and delinquency juvenile petitions and proceedings. It also serves the community's need for public safety and welfare by vigorously and justly prosecuting juvenile and adult criminal offenders in Champaign County; advocates for the welfare of children by adjudicating cases of neglected, dependent or abused minors; supports crime victims by treating them with respect and assisting them to become effective participants in the criminal justice process; and provides offenders with opportunities for rehabilitation in accordance with the principles of balanced and restorative justice. Covering 1008 square miles, Champaign County is the tenth largest county in Illinois with a population of over 200,000 people. More info at https://www.co.champaign.il.us/statesattorney/statesattorney.php

NICE Public Safety
With over 3,000 customers and 30 years of experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer. https://www.nicepublicsafety.com/evidencentral

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.